(Reference Translation)

(For reference)

May 8, 2025

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and Time:	10:00 a.m., Thursday, June 12, 2025 (Japan Time)

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2025 (April 1, 2024 through March 31, 2025) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2025.

Resolutions:

Proposed Resolution 1:	Partial Amendments to the Articles of Incorporation

Proposed Resolution 2:	Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members)

Proposed Resolution 3:	Election of 4 Members of the Board of Directors who are Audit & Supervisory Committee Members

Proposed Resolution 4:	Determination of Amount of Compensation for Members of the Board of Directors (Excluding Audit and Supervisory Committee Members)

Proposed Resolution 5:	Determination of Amount of Compensation for Members of the Board of Directors Serving as the Audit and Supervisory Committee Members

Proposed Resolution 6:	Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members)